Contact

www.linkedin.com/in/stephenmmckay (LinkedIn)
www.portfolioresearchpartners.com (Other)

Top Skills

Microsoft Excel
Strategic Planning
Management

Certifications

Certified Public Accountant

Stephen McKay

Chief Executive Officer and Editor-in-Chief at Portfolio Research Partners, LLC
St Louis, Missouri, United States

Summary

Stephen McKay is the founder, Chief Executive Officer and Editor-in-Chief of Herbal Botanical Products, LLC., which is a nationwide distributor of high-quality products infused with cannabinoids such as CBD, CBG, and CBN and select terpenes derived from the Sativa L industrial hemp plant.

Prior to founding Herbal Botanical Products, LLC, Mr. McKay founded Portfolio Research Partners, LLC, which continues to publish a weekly financial newsletter designed to enable Members to follow and replicate the performance of The Pegasus Portfolio which is a model equity portfolio designed to beat the S&P 500 Index with much less systemic risk.

Prior to founding Portfolio Research Partners, LLC, Mr. McKay spent 27 years in the telecommunications industry. He began his career with a large publicly traded telecommunications company, where he held numerous sales and general management positions.

After 15 years he joined a venture funded start-up where he served as Chief Operating Officer. After that company was sold to a subsidiary of General Electric, McKay founded a second firm where he was Chairman and Chief Executive Officer. This company was sold to an up-stream competitor in 2001.

After retiring from the telecommunications industry in 2002 (at the age of 49), Mr. McKay formed an investment partnership to focus on special situation opportunities with a total capitalization of $1 million. When all assets were liquidated in 2006, the fund realized over $55 million in gains. The average investor in the fund received a return of 25 times their original investment in just four years.

The driving force behind the formation of Portfolio Research Partners, LLC was Mr. McKay's experience with the wealth management industry.

McKay has developed seven proprietary quantitative analytic tools that measure and quantify the state of supply and demand and other market catalysts, all designed to determine the state of the equity markets within the changing trading cycle and to profit from the momentum changes of this cycle.

Mr. McKay holds a BS in Political Science & Economics and MBA in Finance (with honors). He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. In 1989 he was named an Adjunct Professor in the Graduate Business School at Webster University, St. Louis, MO.

Experience

Portfolio Research Partners, LLC
21 years

Chief Executive Officer and Editor-in-Chief
2002 - Present (21 years)

CEO
2008 - 2015 (7 years)

Momentum Investor
Founder
October 2014 - Present (8 years 8 months)

MoInvestor.com is a financial publication subscription website designed to assist individual investors in identifying momentum trades across many different asset classes. Once a momentum trading opportunity is identified, the investor can potentially profit from the directional movement by investing in Exchange Traded Funds (ETFs) designed to rise in price based on the anticipated directionally movement of the particular asset class.

Omniplex Group
Chief Executive Officer
1996 - 2000 (4 years)

Education

Webster University
CPA, Accounting · (1984 - 1986)

Webster University
MBA, Finance · (1982 - 1984)

University of Central Arkansas
Bachelor of Science (BS), Political Science & Economics · (1972 - 1977)